Form 51-102F3

Material Change Report

Item 1:

Name and Address of Company

New Gold Inc. (the “Company”)

Suite 601, 595 Howe Street

Vancouver, B.C.

V6C 2T5

Telephone:

(604) 687-1629

Or

     :

(877) 977-1067

Item 2:

Date of Material Change

May 30, 2007

Item 3

:

News Release

The news release was dated May 30, 2007 and was released to The Toronto Stock Exchange and through various other approved public media and was SEDAR filed with all relevant securities commissions in Canada.

Item 4

:

Summary of Material Change

The Company has entered into an underwriting agreement with a syndicate of underwriters led by GMP Securities Inc. BMO Nesbitt Burns Inc., Orion Securities Inc., Jennings Capital Inc. and Wellington West Capital Markets Inc. with respect to the offering announced May 29, 2007.

Item 5:

Full Description of Material Change

The Company has entered into an underwriting agreement with a syndicate of underwriters led by GMP Securities Inc. BMO Nesbitt Burns Inc., Orion Securities Inc., Jennings Capital Inc. and Wellington West Capital Markets Inc., (the “Syndicate”) to sell 10,700,000 Common Shares at $7.50 per Share and 2,055,000 Flow-Through Shares at $9.75 per Share for gross proceeds of $100,286,500.  New Gold has granted the Syndicate an over-allotment option to purchase up to 1,500,000 Shares exercisable at any time up to 30 days from closing.  The Offering is subject to certain conditions, including regulatory and Toronto Stock Exchange approval and is expected to close on or about June 28, 2007.

Item 6

:

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7

:

Omitted Information

No information has been intentionally omitted from this form.

Item 8

:

Executive Officer

The following senior officer of the Company is knowledgeable about the material change and may be contacted by the Commission at the following address:

Christopher J. Bradbrook

President and Chief Executive Officer

New Gold Inc.

Suite 601, 595 Howe Street

Vancouver, B.C.

V6C 2T5

Telephone:

(604) 687-1629

Or

     :

(877) 977-1067

Item 9:

Date of Report

This report is dated May 30, 2007.